EXHIBIT 12

                  POLAROID CORPORATION AND SUBSIDIARY COMPANIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                           (In Millions Except Ratios)


                                                                  For the Twelve Months
                                                                     Ended December 31
                                              -------------------------------------------------------------
                                               1994         1995           1996         1997         1998
                                               ----         ----           ----         ----         ----
Earnings/(loss):

Earnings/(loss)before income
  tax expense/benefit per
   consolidated statement of
   earnings                                   $160.7       $(201.4)       $ 31.2       $(191.9)      $(38.9)
Add:
Interest expense                                46.6          52.1          47.4          47.8         57.6
Portion of rent expense
 representative of an
 interest factor                                10.3          11.7           9.3          10.7         10.5
                                              ------       -------        ------       -------       ------
Adjusted earnings/(loss)
 before income tax
 expense/benefit                              $217.6       $(137.6)       $ 87.9       $(133.4)      $ 29.2
                                              ======       ========       ======       ========      ======
Fixed charges:

Interest expense                              $ 46.6       $  52.1        $ 47.4       $  47.8          57.6
Portion of rent expense
 representative of an
 interest factor                                10.3          11.7           9.3          10.7          10.5
Capitalized interest                             9.7           4.8           5.1           2.6           2.2
                                              ------       -------        ------       -------       -------
Total fixed charges                           $ 66.6        $ 68.6        $ 61.8       $  61.1       $  70.3
                                              ======       =======        ======       =======       =======
Ratio of earnings to fixed
charges                                         3.3          N/A(a)         1.4(b)       N/A(c)          .4(d)
                                              =====        ========       ========     ========      =========

--------------------------

(a) Earnings were insufficient to cover fixed charges by $206.2 million after giving effect to the pre-tax expense for restructuring and other charges of $247.0 million. Excluding the pre-tax restructuring and other charges, the ratio of earnings to fixed charges was 1.6.

(b) In 1996, the Company recorded a pre-tax expense for restructuring and other special charges of $150.0 million ($7.0 million of which was recorded in cost of goods sold). Excluding the pre-tax restructuring and other special charges, the ratio of earnings to fixed charges was 3.8.

(c) Earnings were insufficient to cover fixed charges by $194.5 million after giving effect to the pre-tax expense for restructuring and other charges of $340.0 million ($16.5 million of which was recorded in cost of goods sold). Excluding the pre-tax restructuring and other charges, the ratio of earnings to fixed charges was 3.4.

(d) Earnings were insufficient to cover fixed charges by $41.1 million after giving effect to the pre-tax expense for restructuring of $50.0 million. Excluding the pre-tax restructuring, the ratio of earnings to fixed charges was 1.1.



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